Exhibit 4.37

Execution Version

Equity Transfer Agreement

in respect of Shenzhen Diyixian Communication Co., Ltd.

This Agreement was made by the following parties in Beijing on 8 AUGUST 2014.

Party A (Anlai): Beijing Anlai Information Communication Technology Co., Ltd.

Legal Representative: WANG Lu Ning

Domicile: Room 1172, 11/F, Jingan Centre, No.8 East Road, North 3rd Ring Road, Chaoyang District, Beijing, China

Party B (Transferee): Langfang Xunchi Computer Data Processing Co., Ltd.

Legal Representative: Li Heyang

Domicile: No.3 Commercial Building, Yangguang Jiahe Community, Langfang Development Zone

Party C (Target Company): Shenzhen Diyixian Communication Co., Ltd.

Legal Representative: Zhou Ping

Domicile: Room 2201, Tower A, Shenfang Square, Renmin South Road, Luohu District, Shenzhen

Each “A Party”, together “The Parties”.

Whereas:

1 Party A and Diyixian.com Limited jointly established the Shenzhen Diyixian Communication Co. Ltd (hereinafter referred to as the “Shenzhen Diyixian” or “Target Company”) in Shenzhen City on December 14, 2007, which was a joint venture operated by Party A and Diyixian.com Limited and with the registered capital of RMB 20 million yuan; As at the date hereof, Party A holds a 50% stake in Shenzhen Diyixian and Diyixian.com Limited holds a 50% stake in Shenzhen Diyixian, and the registered capital of RMB 20 million yuan subscribed by Party A and Diyixian.com Limited has been paid in full.

2 Party A agrees to transfer the 50% equities of Shenzhen Diyixian held by it (“Target Equities”) to Party B and Party B agrees to accept the above mentioned equities;

The Parties, in the principle of equality and voluntariness, honesty and good faith, enter into this agreement through friendly negotiation in accordance with the Company Law, the Contract Law and other relevant laws and regulations in order to fulfil it in good faith.

Article 1 Target Equities

The Target Equities under this Agreement are 50% equities of Shenzhen Diyixian currently held by Party A and their corresponding shareholders’ rights and obligations.

Article 2 Conditions of Completion

The Parties agree that the conditions of completion include but not limited to:

2.1	Target Company and Party A have obtained all the internal approval, consent or authorization for the execution and completion of this transaction, and Target Company and Party A have provided Party C the resolution of the general meeting which clearly expresses that all shareholders agree to transfer the 50% stake of Target Company held by Party A, including the consent or waiver from other rights owners needed for the execution and completion of this transaction (if necessary);

2.2	This Agreement has been approved by MOFCOM or its relevant branch office;

2.3	Articles of Association of the Target Company has been modified as instructed by Party B and the said Articles has been registered with the Administration of Industry and Commerce;

2.4	All the legal documents of the changes of equities of the Target Company necessary for the registration with the administration of the industry of commerce have been completed, and unless otherwise specifically instructed, the said legal documents include those necessary for the registration with the administration of the industry of commerce in relation to the Articles amendment proposal or the amended Articles, the changes of the legal representative, directors, supervisors, senior management personnel as well as other related matters.

2.5	The State Administration of Foreign Exchange Shenzhen branch (“SAFE”) has accepted the application in relation to the changes of the equities and the legal representative of the Target Company, and provide to Party B the notice of acceptance of the changes of the equities and the legal representative;

2.6	Shenzhen Department of Industry and Information Technology and other administrative authorities having powers to approve the license for value-added telecom business operation have accepted application in relation to the changes of the equities and/or the legal representative of the Target Company, and provide to Party B the notice of acceptance of the changes of the equities and the legal representative;

2.7	There are no laws, regulations, order, ruling or judgment or ruling ban from court or any competent government authorities that limit, prohibit or cancel the transfer of the Target Equities, nor there are or will be any threatening or pending litigation, lawsuit or arbitration against Party A and the Target Company.

2.8	The statements, warranties, representations and guarantees under Article 6 of this agreement made by Party A and the Target Company shall remain materially true, complete and accurate.

Article 3 Completion Date

Unless otherwise agreed, the completion date is August 31, 2014 or the date on which the actual payment of the acquisition consideration is paid within 7 business days after the completion conditions set out in Article 2 of this Agreement are fully satisfied (or exempted in accordance with this Agreement by Party B), whichever is later.

Article 4 Equity Transfer Consideration

The equity transfer consideration of the Target Equities was determined based on the 50% of the net asset value of Target Company as of June 30, 2014, the said consideration being RMB 9,105,254.

Article 5 The Payment and Conditions of the Equity Transfer Consideration

5.1	Under the prerequisite that the completion conditions under this Agreement are fully satisfied or exempted by Party B, Party B shall, within 7 business days immediately after that, pay the acquisition consideration for the 50% equities of the Target Company into bank account designated by Party A, and the specific consideration shall be the agreed amount under Article 4, and the consideration shall be paid in RMB.

5.2	If Party B fails to pay Party A in full the equity transfer consideration of the 50% equities of the Target Company within the period agreed in the above Article 5.1, Party B shall pay Party A the overdue punishment according to the 5/10,000 of the unpaid transfer consideration each day and Party A shall be entitled to terminate this Agreement. The liability for breach agreed in this paragraph for overdue payment also extends to the payment obligations of Party B and its associated parties under the relevant agreements.

Article 6 Party A to the best of its knowledge, the following undertakings and warranties to Party B

6.1	Target Company is an independent legal entity which is lawfully incorporated and validly existing in accordance with the relevant laws and regulations of the People’s Republic of China, and has a good reputation and has all necessary corporate and legal rights for its business operation activities and for bearing of several liabilities in relation to the assets under its operation and management;

6.2	Party A lawfully holds 50% of the equities of the Target Company; there is no any mortgage, pledge, lien, option, claims, the pre-emption right or any other encumbrances created over the equities of the Target Company; Party A shall be entitled to sign this Agreement, and shall be entitled to assign its owned 50% stake of the Target Company to Party B;

6.3	The execution, delivery and performance of this Agreement by Party A does not and will not violate any currently valid laws, regulations, rules, licensing, authorizing, orders, writs, judgment, injunction, instruction, decision or arbitration or any regulations of the business license of the Target Company applicable to Party A or Target Company, nor does it constitute any breach or default to any agreements or rules;

6.4	As of the completion date of this Agreement Party A has obtained all necessary approvals, permits and authorization and is entitled to transfer the 50% equity rights of the Target Company as per the terms and conditions contemplated under this Agreement to Party B.

6.5	As of the completion date of this Agreement, the value-added telecommunication business operated by the Target Company has not been punished by relevant administrations.

6.6	As of the completion date of this Agreement, there is no pending litigation, arbitration or other legal proceedings against Target Company, nor is there any unperformed judgment or court orders against Target Company;

6.7	As of the completion date of this Agreement, the Target Company has good, valid and transferable ownership right over all the assets it has alleged to have owned regardless tangible or intangible without encumbrance on such properties and assets;

6.8	As of the completion date of this Agreement, the Target Company has disclosed all of its liabilities and obligations of any nature inclusive of possible liabilities for which Party A shall be liable in case of any.

6.9	As of the completion date of this Agreement, Target Company has not had any taxes payable due to violating the relevant laws and regulations including the national tax and accounting laws, and has not been subject to any such punishment accordingly;

6.10	As of the completion date of this Agreement, the Target Company has not provided to any other party of any security including without limitation guarantee, charge, pledge or third party interest;

6.11	Within 6 months of the signing of this agreement, Party A shall procure Target Company to complete the handling of the required business qualifications, certificates, and complete the update and filing procedure in accordance with national laws, regulations, rules and requirements.

Article 7 Party B’s Undertakings and Warranties

7.1	The execution, delivery and performance of this Agreement by Party B does not and will not violate any currently valid laws, regulations, rules, licensing, authorizing, orders, writs, judgment, injunction, instruction, decision or arbitration or any regulations of the business license of Party B applicable to Party B, nor does it constitute any breach or default to any agreements or rules.

7.2	Party B has obtained all necessary approvals, permits and authorizations in relation to the transfer of the Target Equities, and has the right to accept the proposed transferred equities of Target Company in accordance with the conditions agreed under this Agreement and the relevant laws and regulations.

7.3	Party B shall pay Party A the transfer consideration of all equities in accordance with the agreed amount, time and method of payment under this Agreement.

Article 8 The Registration with the Administration of Industry and Commerce and SAFE in respect of the Changes

Target Company shall be responsible for the formalities of the registration with the administration of industry and commerce and SAFE in respect of the Changes, and Party A, and Party B shall give necessary assistance and coordination.

Article 9 Notice

9.1	Means of Notice

Any notice or other correspondence (“Notice”) under or in relation to this Agreement shall:

(1)	be in writing;

(2)	be in Chinese and English; and

(3)	Be delivered by hand, post, courier with good reputation or fax to the recipient’s address or fax No. set out in paragraph (4) of Article 9.2.

9.2	Deemed Service of Notice

Unless there is evidence that the relevant notice has been received at earlier time, each notice shall be deemed to be served by the following:

(1)	if delivered by hand, at the time when the notice is left at the address under paragraph (4) of this Article;

(2)	if sent by DHL or the similar courier, 7 working days after being sent;

(3)	If sent by fax, at the time of transmission which is confirmed by the facsimile.

(4)	Address and fax No.

Parties	Recipient’s address	Fax No.	Designated recipient

Party A	13/F, Da Xin Building, 538 De Zheng Bei Road, Yue Xiu District, Guangzhou, Guang Dong, China	(8620) 8371 3055	Linda Xu

Party B	Building M5, No. 1 of Jiuxiaoqiao East Road, Chaoyang District, Beijing	(010) 8456 4234	Yang Liwei

Article 10 No Transfer

Under this Agreement, neither Party shall transfer to any third party any of its rights or obligations under this Agreement without the consent of the counterparts.

Article 11 Termination

Each Party shall be entitled to terminate this Agreement and the relevant agreements under any of the following cases, providing that if the termination is caused by a breach of this Agreement by a party, the breaching party shall have no right to terminate this Agreement:

11.1	Except being exempted by Party B, the prerequisite conditions to the completion under Article 2 of this Agreement are not satisfied within three (3) months from the date of this Agreement;

11.2	Any major breach of this agreement by Party A or Party B, including but not limited to any major breach of the statement, undertakings, representations and warranties under this agreement or the failure to pay any monies on the date due;

11.3	The proposed acquisition of shares under this Agreement is ordered or required to stop by any governmental authorities or authorities which have such powers;

11.4	In accordance with above Article 11, where this agreement is rescinded or terminated, the parties shall make every effort to make the matters agreed in this Agreement resume to the situation before the coming into force of this Agreement; the stipulation of this provision shall not be construed as that one party has the right to obtain compensation due to the breach of this Agreement by the other Party.

Article 12 Confidentiality

12.1	All the terms of this Agreement and the Agreement itself are confidential. Each Party shall not disclose the confidential information to any third party except officers, directors, employees, agents and professional consultants who are related to the project which this Agreement is involved in, provided that it is necessary for such persons to know about this Agreement and the related information; it is excluded that each Party, as required by laws or any applicable stock exchange, needs to disclose information related to this Agreement to the governments, public or shareholders or submit this document to the relevant organs for registration.

12.2	This Article shall have legal effect no matter whether this Agreement is amended, rescinded or terminated.

Article 13 Liability for Breach

If either Party violates this agreement, and makes other Parties bear any costs, liabilities or suffer any loss, the defaulting party shall compensate to the non-defaulting Parties in relation to such costs, liabilities or losses (including but not limited to interest and attorney’s fees paid or suffered due to the breach). The compensation amount paid by the defaulting party to the non-defaulting parties shall be the same as the losses suffered by the non-defaulting parties due to the breach; the above compensation includes the benefits that should be obtained by the non-defaulting parties due to their performance of this Agreement.

Article 14 Applicable Laws and Dispute Settlement

14.1	This Agreement shall be governed by Chinese laws.

14.2

Any dispute, controversy, claim or difference of any kind whatsoever arising out of, relating to or in connection with this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision) (a “Dispute”) shall first be attempted to be resolved through discussions and consultations between the parties in good faith for a period of 30 days after written notice has been sent by any party to the other party or parties, as applicable (the “Consultation Period”). If the Dispute remains unresolved upon expiration of the Consultation Period, any party may in its sole discretion elect to submit the matter to arbitration with notice to the other applicable party or parties (the “Arbitration Notice”). The arbitration shall be conducted in Hong Kong and shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in force at the time of the commencement of the arbitration. However, if such rules are in conflict with the provisions of this Article 14.2, including the provisions concerning the appointment of arbitrators, the provisions of this Article 14.2 shall prevail. There shall be three arbitrators for any such arbitration. The submitting party/parties shall nominate one arbitrator, and the responding party/parties shall nominate one arbitrator, in each case within 15 days after the date of the Arbitration Notice, for confirmation by the HKIAC. Both arbitrators shall agree on the third arbitrator within 30 days thereafter. Should either party fail to appoint an arbitrator or should the two arbitrators fail, within such 30-day period, to reach agreement on the third arbitrator, such third arbitrator shall be appointed by the HKIAC. The third arbitrator will act as the presiding arbitrator of the arbitration tribunal. The language of the arbitration shall be English, and all documentation to be submitted to and reviewed by the arbitrators shall be in the English language. Each party shall be responsible for translating into English any document that is not originally in that language. Each party shall cooperate with the other parties in making full disclosure of and providing complete access to all information and documents requested by the other parties in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party. The costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitration award. When any Dispute occurs and when any Dispute is under arbitration, except for the matters under Dispute, the parties shall continue to fulfil their respective obligations and shall be entitled to exercise their rights under this Agreement. The arbitration award shall be final and binding upon the parties hereto. The parties agree that any arbitration award rendered in accordance with the provisions of this Article 14.2 may be enforced by any court having jurisdiction over the parties or over the parties’ assets wherever the same may be located. The parties hereby exclude any right of appeal to any court which might otherwise have jurisdiction in the matter. Any party to a Dispute shall be entitled to seek temporary or preliminary injunctive relief from any court of competent jurisdiction pending the constitution of an arbitral tribunal.

Article 15 General Terms

15.1	The amendments to this Agreement shall be made in writing, and shall come into force after signature by the Parties or the representatives of the parties.

15.2	If a Party fails to exercise or delays in exercising the right or remedy under this Agreement or laws, it will not harm or waive a right or remedy, nor will it harm or waive other rights or remedies. A single or partial exercise of a right does not prevent another or further exercise of that or another right or remedy.

15.3	The rights and remedies of the parties in this agreement are cumulative and are not exclusive of any other rights, or remedies provided by law.

15.4	This Agreement is binding on any successors of each Party of this Agreement.

15.5	If any provision of this agreement is invalid, illegal or unenforceable, it shall not to affect the continuing validity of other provisions of this Agreement.

Article 16 Miscellaneous

16.1	All taxes involved in the transfer of equities were borne respectively by both Party A and Party B in accordance with the stipulations of laws and regulations.

16.2	Matters not covered in this Agreement shall be consulted by the Parties. If the supplemental agreement needs to signed, the supplemental agreement shall have the same legal effect as this Agreement. If there is inconstancy between a supplementary agreement and this Agreement, the contents of the supplemental agreement shall prevail. This Agreement is written in English and Chinese. The Chinese version shall prevail if there is any discrepancy between these two versions.

16.3	This Agreement shall in quintuplicate, each copy shall have the same legal effect. Either Party holds one copy.

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The following pages are left blank, just for signature by Beijing Anlai Information Communication Technology Co., Ltd., Shenzhen Diyixian Communication Co., Ltd. and Langfang Xunchi Computer Data Processing Co., Ltd.)